Filed by Churchill Capital Corp X pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp X (File No. 001-42646)

Set forth below is a Q&A with Matt Kinsella that appeared on citybiz.co on October 14, 2025 in which the proposed business combination between Churchill Capital Corp X and ColdQuanta, Inc. (“Infleqtion”) is discussed.

Matthew Kinsella is the Chief Executive Officer of Infleqtion.

Before joining Infleqtion, Kinsella was Managing Director at Maverick Ventures, a venture capital fund focused on early and growth-stage investments. During his tenure, which spanned nearly two decades, he partnered with many world-class entrepreneurs and had several successful exits. Matt loves helping scale high growth companies.

He was the first investor in Infleqtion in 2018 and has been on the board ever since. He joined the company full time as CEO in April, 2024.

Could you tell us about Infleqtion? How do you fit into the quantum ecosystem?

Infleqtion is a global leader in neutral atom-based quantum technology, which we believe is the most adaptable, flexible, and scalable way to build quantum sensors and computers.

We use the principles of quantum physics to build sensors and clocks that are in the field today for our customers, which include governments, enterprises, and research institutions. At the same time, we are using what we’ve learned from this near-term work to build quantum computers, and we’re highly competitive in the race to achieve quantum advantage.

That’s a big deal—until now, humans have perceived the world using the laws of humanity through a computer’s binary approximation of how the world exists. Quantum uses the laws of physics to measure the world as it actually exists. Infleqtion translates quantum technology into solutions that expand human potential.

Infleqtion recently announced that it was pursuing a business combination that would take the company public? Why is now the right moment?

Going public unlocks a lot of opportunities for us. Once public, we expect to accelerate our technology and product roadmap, expand applications to new end markets, and scale customer adoption and ecosystem partnerships.

When I think about what Infleqtion is trying to accomplish, coupled with the near-term opportunities in our quantum sensing products and the real demand from customers, this was the right path for us that will allow us to scale and deliver.

We explored our options for going public and in the process met a great SPAC partner, Churchill Capital Corp X. They share our vision and our views on neutral atoms as a modality, and going public through a business combination was one of the fastest routes to the public markets for us. The timing is everything, because quantum is at an inflection point right now and we believe we are in a position of strength.

As we move from successful pilots towards full-scale production for our leading customers, this partnership with Churchill provides us with additional capital and strategic expertise required to accelerate commercialization, expand our market leadership, and meet the rapidly growing demand for quantum solutions across a number of sectors, including AI, national security, and space.

What modality does Infleqtion play in, and what are your use cases?

Neutral atoms are nature’s ideal qubits. As a first mover in neutral atom technology, a leading quantum modality recognized for scalability, flexibility, and cost efficiency, Infleqtion is building a commercial platform that is practical, differentiated, and positioned to scale.

Quantum is seen as the world of the very small and the world of the very cold. We are unique among our peers since our technology operates at room temperature versus needing bulky cryogenics. This achievement is key to what makes our technology scalable and useful for solving some of the world’s hardest problems and allows us to address a broader problem set than just computing. We are designing our technology to reduce size and cost to broaden field deployment.

Our product portfolio includes quantum computers, quantum clocks, RF receivers, and inertial sensors, all optimized with Infleqtion’s proprietary software. These solutions are supporting initiatives at the U.S. Department of War, NASA, and the government of the United Kingdom.

What is the timeline to quantum computing in your mind? What’s next for Quantum?

The basic premise of our business and those of our peers is this: the world is not governed by 0’s and 1’s the way conventional computers are. It’s governed by quantum mechanics. When we say “quantum” we mean bringing the logic of physics that governs the world to computing and sensing.

It means we can measure and compute the world around us and all of its features—like gravity and time—with more precision than we ever have before, which will change our ability to compute, navigate, and communicate.

We’re not talking about the distant future—our neutral atom technology has already achieved quantum advantage in precision sensing and is progressing to advantage in computing with its record-setting logical qubits. We build sensors and clocks today with orders of magnitude better precision than classical standards, that will enable the military and allies to navigate in GPS-denied environments.

What is your relationship with NVIDIA?

Infleqtion collaborates with NVIDIA to accelerate the convergence of quantum and classical computing for today and for the future. Just as GPUs once augmented CPUs to unlock AI, quantum processors (QPUs) are emerging to complement CPUs and GPUs, opening entirely new markets and capabilities.

Working together on the CUDA-Q platform, we’re demonstrating how QPUs can be integrated into GPU-accelerated systems. In materials science, for example, we partnered with NVIDIA to deliver the first logical qubit–powered application, using CUDA-Q and Infleqtion’s hardware and software to achieve a ~6× boost in accuracy.

In finance, we combined our Q-CHOP algorithms with CUDA-Q acceleration, achieving up to 42× speedups over CPU-only methods, a powerful proof point for what hybrid quantum-classical workflows can deliver.

Beyond these early wins, our collaboration is about the future: expanding the effective “context window” for GPUs, overcoming scaling bottlenecks, and building the foundation for fully integrated quantum-classical computing. By working with NVIDIA, we are preparing the ecosystem for the moment when large-scale, fault-tolerant quantum systems become widely deployed.

You just announced some new architecture that will accelerate Infleqtion’s Quantum Computing Roadmap. Can you speak to what that means for the company?

The keys to the kingdom in quantum computing are what are called logical qubits. Logical qubits are the building blocks for fault tolerant quantum computing. Where physical qubits are prone to errors, logical qubits are a reliable unit of quantum information. We generally consider that about 100 logical qubits will be a tipping point to outperform classical computers on targeted problems.

Infleqtion has now already demonstrated 12 logical qubits with error detection and loss correction, positioning us ahead of schedule and ahead of many of our peers. Our previous target was achieving 10 logical qubits with error correction in 2026. Accordingly, we have updated our roadmap to now target 30 logical qubits in 2026 and 1,000 logical qubits by 2030. With our new architecture and updated roadmap, we’re accelerating innovation and execution toward fault tolerant quantum computing.

This represents a major milestone for Infleqtion and for the broader quantum ecosystem. Infleqtion is proving that neutral atoms can deliver a scalable, commercially practical path forward and we’re building the systems that we anticipate will make quantum useful for solving real-world problems by the end of this decade.

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Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill for their consideration. Churchill intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Infleqtion stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents will be mailed to Infleqtion stockholders and Churchill shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill and Infleqtion shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about Churchill, ColdQuanta, Inc (the “Company”) and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp X, 640 Fifth Avenue, 12th Floor, New York, NY 10019

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share;

estimates of customer adoption rates and usage patterns; projections regarding the Company’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding the Company’s ability to execute its business model and the expected financial benefits of such model; expectations regarding the Company’s ability to attract, retain and expand its customer base; the Company’s deployment of proceeds from capital raising transactions; the Company’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; the Company’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting the Company’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the Company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and Churchill Capital Corp X (“Churchill”).

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; the Company’s historical net losses and limited operating history; the Company’s expectations regarding future financial performance, capital requirements and unit economics; the Company’s use and reporting of business and operational metrics; the Company’s competitive landscape; the Company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the Company’s concentration of revenue in contracts with government or state-funded entities; the potential need for additional future financing; the Company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company’s reliance on strategic partners and other third parties; the Company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or Churchill; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the Company, Churchill or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company’s and Churchill’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While the Company and Churchill may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Churchill’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Churchill’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill is not an investment in any of Churchill’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill, which may differ materially from the performance of Churchill’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill, the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus/consent solicitation statement when it is filed by Churchill with the SEC. You can find more information about Churchill’s directors and executive officers in Churchill’s final prospectus related to its initial public offering filed with the SEC on May 15, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.